EGTRRA ENDORSEMENT FOR [CONTRACTS/CERTIFICATES]

In this rider, "we", "our" and "us" mean Equitable. "You" and "your" mean the Owner.

Effective January 1, 2002, this Endorsement amends your [Contract/Certificate] for federal tax law changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. No. 107-16 ("EGTRRA"). For purposes of this Endorsement, references to the "Code" are to the Internal Revenue Code of 1986, as amended, including the EGTRRA amendments. References to "participant" include "annuitant". References to "plan" may include any of the following, as applicable, depending on the [Contract/Certificate]:

an "eligible deferred compensation plan" under Section [457(b)] of the Code maintained by a governmental employer under Section [457(e)(1)(A)] of the Code; an "eligible deferred compensation plan" under Section [457(b)] of the Code maintained by a non-governmental, tax-exempt employer under Section [457(e)(1)(B)] of the Code;
a plan or arrangement established or maintained under Section [403(b)] of the Code;
a plan qualified under Section [401(a)] of the Code;
a SIMPLE Retirement Arrangement maintained by an employer as described in Section [408(p)] of the Code;
a "Simplified Employee Pension" or "SEP" plan under Section [408(k)] of the Code;
a "Simplified Employee Pension" or "SEP" plan under Section [408(k)] of the Code with a salary reduction feature under Section [408(k)(6)] of the Code.


I. Amendments to the provisions of [Contract/Certificate] governing
   Contributions

Amounts contributed to the Contract/Certificate for any taxable year on behalf of any individual participant will not exceed the dollar limit in effect for such year under the applicable statutory limit, Section [457], Section [403], Section [401(a)], Section [408(p)], Section [408(k)], Sections [408] and [219], Sections [408A], [408] and [219] of the Code and the provisions of the plan, if any. In addition, amounts may be contributed as rollover contributions from another eligible retirement plan in accordance with the terms of the Code, applicable Treasury Regulations and the provisions of the plan, if any. Such contributions may not exceed any limits in the [Contract/Certificate] not required by the Code.


II. Amendments to the provisions of [Contract/Certificate] governing Distributions or Withdrawals

Distributions may be made from this [Contract/Certificate] under the circumstances permitted, and in the manner permitted, by the Code, applicable Treasury Regulations and the plan, if any. We reserve the right to require documentation that a distribution is permissible under the terms of the plan before we process any such transaction. This paragraph does not affect any applicable withdrawal charge.



THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                  /s/ Pauline Sherman
--------------------------                  -------------------
Christopher M. Condron                      Pauline Sherman
Chairman & CEO                              SVP, Secretary and Associate
                                            General Counsel

2002EGTRRA